DUNDEE BANCORP INC.

M A N A G E M E N T ' S    R E S P O N S I B I L I T Y    F O R    F I N A N C I A L   S T A T E M E N T S

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of Dundee Bancorp Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of three independent Directors, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Company's consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Ned Goodman	Executive Vice-President and
President and	Chief Financial Officer
Chief Executive Officer

Toronto, Ontario
March 30, 2004

DUNDEE BANCORP INC.

A U D I T O R S '    R E P O R T

To the Shareholders of

DUNDEE BANCORP INC.,

We have audited the consolidated balance sheets of Dundee Bancorp Inc. (the "Company") as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada, March 30, 2004.

DUNDEE BANCORP INC.
C O N S O L I D A T E D B A L A N C E S H E E T S
As at December 31, 2003 and 2002
(expressed in thousands of Canadian dollars)

		December 31, 2003	December 31, 2002

ASSETS
Cash and short term investments		$148,658	$119,467
Brokerage securities owned (note 3)		24,978	12,201
Accounts receivable		170,682	48,830
Client accounts receivable		354,347	230,730
Corporate investments (note 4)		328,153	428,925
Deferred sales commissions (note 5)		85,309	81,089
Capital and other assets (note 6)		160,968	70,849
Goodwill and other intangible assets (notes 2 and 7)		465,135	224,314

TOTAL ASSETS		$1,738,230	$1,216,405

LIABILITIES
Bank indebtedness (note 8)		$21,181	$7,374
Accounts payable and accrued liabilities		186,276	61,977
Brokerage securities sold short (note 3)		3,966	4,845
Client deposits and related liabilities		336,126	260,711
Income taxes payable		13,827	613
Corporate debt (note 9)		295,622	238,628
Future income tax liabilities (note 14)		38,670	54,847

		895,668	628,995

NON CONTROLLING INTEREST (note 2)		245,927	108,444

SHAREHOLDERS' EQUITY
Share capital (note 10)
Common shares		288,740	290,727
Contributed surplus (notes 10 and 11)		987	-
Retained earnings		308,160	188,239
Foreign currency translation adjustment		(1,252)	-

		596,635	478,966

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,738,230	$1,216,405

The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 12)
Approved by the Board:
	Director

DUNDEE BANCORP INC.
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the years ended December 31, 2003 and 2002
(expressed in thousands of Canadian dollars, except per share amounts)

	December 31, 2003	December 31, 2002

REVENUE
Management and administration fees	$195,220	$130,460
Redemption fees	10,515	10,410
Financial services	148,649	124,987
Real estate	77,761	-
Oil and gas sales, net of royalties	11,360	6,896

	443,505	272,753
Investment income	44,545	10,942

	488,050	283,695

EXPENSES
Selling, general and administrative	152,447	125,558
Variable compensation	82,144	71,307
Trailer fees	33,448	22,973
Operating costs, real estate	58,990	-
Operating costs, oil and gas properties	4,452	2,037

	331,481	221,875

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	156,569	61,820
Amortization of deferred sales commissions	42,404	34,571
Depreciation, depletion and amortization	9,539	8,909
Interest expense	15,931	14,051

OPERATING EARNINGS	88,695	4,289
Share of earnings of equity accounted investees (note 4)	8,926	2,252
Dilution gain (note 2)	32,700	75,680
Investment provision	(4,655)	(9,265)
Income taxes (note 14)
Current	(19,335)	(10,861)
Future	3,093	3,413
Non controlling interest	(8,465)	(15,252)

NET EARNINGS BEFORE EXTRAORDINARY ITEM	100,959	50,256
Extraordinary gain (note 2)	19,951	-

NET EARNINGS FOR THE YEAR	$120,910	$50,256

EARNINGS PER SHARE
Earnings per share before extraordinary gain
Basic	$4.00	$1.98
Diluted	$3.96	$1.96
Earnings per share
Basic	$4.79	$1.98
Diluted	$4.75	$1.96

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

C O N S O L I D A T E D    S T A T E M E N T S   O F   C H A N G E S   I N   S H A R E H O L D E R S '              E Q U I T Y

As at and for the years ended December 31, 2003 and 2002 (expressed in thousands of Canadian dollars)

					Foreign
			Deferred		Currency
	Common	Contributed	Acquisition	Retained	Translation
	Shares	Surplus	Obligations	Earnings	Adjustment	Total

Balance, December 31, 2001	$300,405	$-	$(1,083)	$146,533	$-	$445,855

Net earnings for the year	-	-	-	50,256	-	50,256
Change in opening retained earnings to account for
changes in accounting policies of equity
accounted investees, net of tax	-	-	-	(6,072)	-	(6,072)
Issuance of Class A subordinate shares
for cash, net of costs	1,651	-	-	-	-	1,651
Cancellation of Class A subordinate shares in respect
of deferred business acquisition obligations	(1,083)	-	1,083	-	-	-
Acquisition of Class A subordinate shares for cancellation	(10,246)	-	-	(2,478)	-	(12,724)

Balance, December 31, 2002	290,727	-	-	188,239	-	478,966

Net earnings for the year	-	-	-	120,910	-	120,910
Foreign currency translation adjustment	-	-	-	-	(1,252)	(1,252)
Issuance of Class A subordinate shares for cash	1,640	-	-	-	-	1,640
Issuance of Class A subordinate shares
for non cash consideration	78	-	-	-	-	78
Issuance of deferred share units (note 11)	-	987	-	-	-	987
Acquisition of Class A subordinate shares for cancellation	(3,705)	-	-	(989)	-	(4,694)

Balance, December 31, 2003	$288,740	$987	$-	$308,160	$(1,252)	$596,635

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the years ended December 31, 2003 and 2002
(expressed in thousands of Canadian dollars)

	December 31, 2003	December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the year	$120,910	$50,256
Non cash items in earnings:
Depreciation, depletion and amortization	51,943	43,480
Net (gains) losses from corporate investments	(39,101)	2,653
Net gains from real estate assets	(7,758)	-
Share of unremitted equity earnings	(8,926)	(2,252)
Dilution gains	(32,700)	(75,680)
Investment provision	4,655	9,265
Future income taxes	(3,093)	(3,413)
Extraordinary gain	(19,951)	-
Non controlling interest	8,465	15,252
Other	2,746	1,889

	77,190	41,450
Changes in:
Accounts receivable	(34,944)	1,846
Accounts payable and accrued liabilities	33,201	(3,190)
Bank indebtedness	13,807	7,374
Income taxes payable	12,271	(662)
Brokerage securities owned and sold short, net	(10,698)	1,163
Client accounts receivable, net of client deposits and related liabilities	(48,201)	(10,462)
Development of land, housing and condominium inventory	(7,516)	-

CASH PROVIDED FROM OPERATING ACTIVITIES	35,110	37,519

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	137,434	12,510
Acquisitions of portfolio investments	(20,592)	(12,779)
Cash (disbursed) acquired in business combinations (note 2)	(158,167)	915
Sales commissions paid on distribution of mutual funds	(37,654)	(26,047)
Acquisitions of shares in subsidiary	(3,251)	-
Acquisition of land held for development	(10,505)	-
Investment in real estate revenue properties	(1,005)	-
Proceeds on dispositions of real estate investments	8,040	-
Other	(8,746)	(15,209)

CASH USED IN INVESTING ACTIVITIES	(94,446)	(40,610)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in corporate debt	3,224	1,058
Decrease in real estate debt	(7,648)	-
Issuance of Class A subordinate shares, net of costs	1,640	1,651
Acquisition of Class A subordinate shares	(4,694)	(12,724)
Issuance of shares in subsidiaries to non controlling interest	96,554	27,398
Redemption of subsidiary shares from non controlling interest	-	(12,556)
Dividends paid to non controlling shareholders	(549)	(264)

CASH PROVIDED FROM FINANCING ACTIVITIES	88,527	4,563

NET INCREASE IN CASH DURING THE YEAR	29,191	1,472
Cash and short term investments, beginning of year	119,467	117,995

CASH AND SHORT TERM INVESTMENTS, END OF YEAR	$148,658	$119,467

Cash flows from operating activities include the following:
Interest paid	$16,857	$13,637
Taxes paid	$9,757	$13,504

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.

N O T E S    T O    C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

December 31, 2003 and 2002

(tabular dollar amounts in thousands of (Canadian) dollars except per share amounts)

Dundee Bancorp Inc., ("Dundee Bancorp" or the "Company") is primarily a holding company dedicated to wealth management, real estate and resources. The Company's domestic wealth management activities are carried out through its 68% owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Real estate operations are carried out through the Company's 85% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"). Dundee Bancorp also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services. The Company trades on the Toronto Stock Exchange ("TSX").

1 . S U M M A R Y   O F   S I G N I F I C A N T    A C C O U N T I N G   P O L I C I E S   A N D    B A S I S       O F    P R E S E N T A T I O N

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Company's accounting policies and its financial disclosure in respect of its real estate operations are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of assets, liabilities, revenue and expenses of joint ventures in which it participates. The Company's major subsidiaries include:

All intercompany transactions have been eliminated in these consolidated financial statements. Non controlling interests in the net book value of subsidiaries and in their net earnings are included as a separate line item in the consolidated balance sheets and consolidated statements of operations, respectively.

ACQUISITIONS

The Company accounts for business combinations and acquisitions as purchase transactions. Accordingly, the purchase price of acquiring a company is allocated to its identifiable net assets on the basis of estimated fair values at the date of purchase, with any excess of the purchase price being assigned to goodwill. Goodwill arising on acquisitions is allocated to reporting units and tested at least annually for impairment. For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of the transaction.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND SHORT TERM INVESTMENTS

Cash and short term investments are carried at cost, which approximates fair value.

BROKERAGE SECURITIES OWNED AND BROKERAGE SECURITIES SOLD SHORT

Brokerage securities owned and brokerage securities sold short are recorded at fair value, which is based on quoted market prices or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. For non-listed securities, fair value is based on management's estimates.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge. Gains and losses relating to commodity price derivative instruments that meet hedge criteria are recognized as part of oil and gas revenues concurrently with the hedged transaction. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated, at which time the fair value of the derivative that had been deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.

Other derivative financial instruments, not designated as hedges, are carried at estimated fair value with the resulting gains and losses arising from changes in fair values being reported in current operations.

CLIENT ACCOUNTS

In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis and are recorded on a trade-date basis. If transactions are conducted on a margin basis, the Company's brokerage subsidiaries extend credit to a client for the purchase of securities, and such securities purchased and/or other securities in the client's account are held as collateral for the amounts loaned. Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses. The Company's brokerage subsidiaries engage in securities borrowing and lending transactions. Cash received or delivered as collateral against these transactions are included in client accounts.

CORPORATE INVESTMENTS

Investments in companies subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee. Application of the equity method will result in the recognition of a dilution gain or loss if the Company's interest in the investment is reduced as a result of, for example, the issuance of additional shares by the investee. Other investments are accounted for using the cost method.

The Company's investments include publicly listed and privately issued securities. Changes in global market conditions, including changes in interest rates may directly affect the value of these securities. An investment, including an equity accounted investment, may be written down to reflect a decrease in the underlying net realizable value of an investment if, in the opinion of management, such decrease is other than temporary.

DEFERRED SALES COMMISSIONS

Deferred sales commissions consist of sales commissions paid to brokers and dealers on the sale of mutual fund units sold on a deferred sales charge basis. Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five-year period.

CAPITAL AND OTHER ASSETS

Land, Housing and Condominiums

Land under development and housing and condominiums are stated at the lower of cost and net realizable value. Net realizable value is calculated by estimating the future cash flows from land under development and discounting these cash flows at a rate that includes a risk premium appropriate for a particular project. Land held for development is stated at the lower of cost and net recoverable amount.

Capitalized costs on land, housing and condominiums include all expenditures incurred in connection with the acquisition, development and construction of the asset until such asset is available for its intended use. These expenditures include interest on debt that is related to these assets. Ancillary income related specifically to such assets during the development period is treated as a reduction of capitalized costs.

The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot. The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, and a provision for costs to complete.

Oil and Gas Expenditures

Deferred exploration and development expenditures are recorded pursuant to the full cost method of accounting whereby all costs related to the exploration and development of oil and gas reserves are accumulated in separate country-by-country cost centres, subject to certain "cost ceiling" limits. Cost ceilings are calculated based on estimated future net revenues from proven reserves on an undiscounted basis. A gain or loss is recorded when a significant portion of a property is sold; otherwise proceeds are normally deducted from the full cost centres. Exploration and development expenditures are reported net of a provision for site restoration and abandonment costs, which are evaluated annually.

Depreciation and depletion of oil and gas properties and equipment, other than undeveloped properties, is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed.

Pre-production stage and pre-development expenditures are recorded at cost, unless impairment is identified requiring a write-down to net realizable value.

Capital and Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis. Annual amortization rates adopted by the Company range from 10% to 35%. Leasehold improvements are amortized on a straight-line basis over the lease terms. Deferred trademark costs are amortized on a straight-line basis over 15 years.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund as well as deferred financing costs, which include debt issue fees and expenses that are amortized on a straight-line basis over the term of the debt.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and investment management contracts with indefinite lives are not amortized. Funds under administration are amortized on a straight-line basis over 15 years. The carrying values of such assets are tested for impairment at least annually, or when circumstances suggest that an impairment may have occurred.

REVENUE AND EXPENSE RECOGNITION

Wealth Management

Management and administration fees are generally calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis. The Company may also earn performance fees from these managed assets when their market appreciation exceeds established benchmarks. Performance fees are not recognized in income until their value can be established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenues and expenses are recorded in the accounts on a trade-date basis. Interest earned from client accounts and from brokerage securities owned or brokerage securities sold short is recognized as earned and has been included in financial services revenue.

Brokerage securities owned and brokerage securities sold short are recorded at fair value. Both realized and unrealized gains and losses from brokerage securities owned and brokerage securities sold short are included in the determination of net earnings.

Investment Income

Investment income includes interest and dividend income from investments carried at cost which are recognized as earned, as well as realized investment gains or losses.

Real Estate

Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received, and the collectibility of the remaining proceeds is reasonably assured. Revenue from housing and condominiums is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured. All other real estate revenue, including management fees, is recognized when earned.

Oil and Gas Sales, Net of Royalties

Revenues from oil and gas sales are recognized when commodities are sold.

INCOME TAXES

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the underlying assets and liabilities are expected to be realized.

FOREIGN CURRENCY TRANSLATION

The Company's foreign real estate subsidiaries are considered financially self-sustaining and operationally independent. Accordingly, assets and liabilities of these subsidiaries that are denominated in foreign currencies are translated into Canadian dollars using the rate in effect on the consolidated balance sheet dates. Revenues and expenses are translated at the average rate for the reporting periods. Translation gains and losses are deferred as a separate component of shareholders' equity until there has been a realized reduction in the underlying investment.

All other foreign currency denominated amounts, including those of integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items. Translation gains or losses are included in the determination of net earnings.

STOCK BASED COMPENSATION

The Company may issue stock based compensation to directors, financial advisors and certain employees under the terms of its share incentive plan and the share incentive plans of its subsidiaries. These plans may include the issuance of stock options and stock based awards.

The Company adopted the fair-value based method to account for stock based transactions. The value of stock based compensation, as of the date of grant, is recognized over the applicable vesting period as an increase to compensation expense and an increase to contributed surplus. When stock options are exercised, the proceeds received, together with the amount in contributed surplus, will be added to share capital. No expense is recognized for stock options granted before January 1, 2003 (note 17). When these options are exercised, the proceeds received are recorded as share capital.

Compensation expense in respect of awards under the bonus component, deferred bonus component and reserve bonus component of the share incentive plans of the Company and its subsidiaries is recognized over the applicable vesting period, or when performance-related criteria are achieved, by an increase to compensation expense and an increase to contributed surplus.

Amounts granted to employees or directors pursuant to the Company's deferred share unit plan are recognized as compensation expense when such grant is made or, if such deferred share units are subject to vesting, over the vesting period.

The Company's contributions under its employee share purchase plans are expensed as incurred.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net earnings for the year by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares ("Class B Shares") outstanding during 2003 of 25,217,314 (2002 - 25,436,218).

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options by application of the treasury stock method. The weighted average number of shares outstanding during 2003, calculated on a diluted basis, is 25,475,047 (2002 - 25,640,424).

RECLASSIFICATION OF 2002 AMOUNTS

Certain of the prior year amounts have been reclassified to conform to the basis of presentation adopted for 2003.

2 . R E O R G A N I Z A T I O N    A N D   B U S I N E S S     A C Q U I S I T I O N S

DUNDEE REALTY CORPORATION ("DUNDEE REALTY") PLAN OF ARRANGEMENT

On June 30, 2003, Dundee Bancorp completed a plan of arrangement involving Dundee Realty whereby the revenue properties of Dundee Realty were transferred to a newly created real estate investment trust, Dundee Real Estate Investment Trust ("Dundee REIT"). Dundee Bancorp and certain of the Dundee Realty management ("Management Shareholders") acquired all shares of Dundee Realty owned by the public shareholders for consideration of $3.00 and one unit of Dundee REIT for each Dundee Realty share. Following the arrangement, Dundee Realty's operations consist primarily of its land and housing business.

On the date of the plan of arrangement, the Company's interest in Dundee REIT was reduced from 45% to 42% and the Company's interest in Dundee Realty's land and housing business was increased from 43% to 85%. The Management Shareholders hold the remaining 15% interest in Dundee Realty's land and housing business. The Company accounts for its investment in Dundee REIT on an equity basis. Subsequent to the plan of arrangement, the Company accounts for its investment in Dundee Realty on a consolidated basis.

The Company's total cost of purchase of Dundee Realty following the plan of arrangement is $83,369,000, including cash of $24,406,000 paid pursuant to the plan of arrangement, $40,437,000 of historical carrying value for the 43% interest already owned, and $18,526,000 of transaction and other acquisition related costs, net of taxes. The Company's historical carrying value represents that portion of the carrying value of the Company's investment in Dundee Realty accounted for on an equity basis relating to the non-REIT portion of the business just prior to the plan of arrangement.

The increase in the Company's ownership interest in Dundee Realty as a result of the plan of arrangement was accounted for as a step acquisition using the purchase method of accounting. The purchase price was assigned to the assets and liabilities acquired based on their estimated fair value as of the date of acquisition. The difference between the estimated fair value of these assets, net of liabilities, and the purchase price on June 30, 2003, when combined with the negative goodwill in respect of the 43% interest in the net assets already owned by the Company, was $115,454,000, of which $95,503,000 has been applied to reduce the carrying value of the real estate and other assets acquired to the extent appropriate under Canadian GAAP, with the excess being recorded as an extraordinary gain of $19,951,000. The amounts of negative goodwill applied to reduce the carrying value of assets will either be amortized into income over the life of the underlying capital or real estate assets to which the excess was applied, or will be recognized in income at the time that these assets are sold.

The purchase price allocation is as follows:

Net assets acquired:
Real estate assets	$77,862
Future income tax assets	41,281
Corporate debt	(63,647)
Estimated fair value of other assets acquired, net of liabilities assumed	47,824

$103,320

Represented by:
Cash	$24,406
Carrying value in Dundee Realty's land and housing business prior to the plan of arrangement	40,437
Transaction and other acquisition costs, net of tax	18,526

$83,369

Extraordinary Gain	$19,951

CORPORATE REORGANIZATION OF DUNDEE WEALTH

During 2002, substantially all of Dundee Wealth's assets and liabilities, including its financial services and investment management subsidiaries, were transferred to DWM Inc. ("DWM"). The reorganization was recorded at the historical cost to Dundee Wealth of the assets transferred using the continuity of interest basis of accounting.

SUMMARY OF BUSINESS ACQUISITIONS COMPLETED BY DUNDEE WEALTH IN 2002 AND 2003

		Dynamic	Canada
	CFFG	Nova	Dominion	Cartier

Net assets acquired:
Investment management contracts	$-	$54,493	$-	$47,686
Funds under administration	-	-	-	30,573
Estimated fair value of other assets acquired, net of liabilities assumed	478	(34,802)	30	(4,997)

	$478	$19,691	$30	$73,262

Represented by:
Aggregate purchase price	$10,744	$88,069	$3,639	$215,467
Transaction costs	2,660	2,224	-	1,700

	$13,404	$90,293	$3,639	$217,167

Goodwill	$12,926	$70,602	$3,609	$143,905

The DynamicNova purchase price allocation has been adjusted to segregate the goodwill component previously included in the value assigned to the investment management contracts and, in respect of the resulting value assigned to these contracts, to record $16,413,000 of future income tax liabilities thereon. The comparative information presented in these consolidated financial statements has been reclassified to reflect this adjustment.

BUSINESS ACQUISITIONS COMPLETED IN 2002

Acquisition of Canadian First Financial Group Inc. ("CFFG")

On August 2, 2002, Dundee Wealth completed the acquisition of all of the issued and outstanding shares of CFFG, a public financial services management company. The total purchase price was $13,404,000 and was comprised of cash of $10,744,000 and transaction costs of $2,660,000. The mutual fund dealer operations of CFFG were subsequently reorganized and integrated with Dundee Wealth's mutual fund dealer operations.

Acquisition of DynamicNova Inc. ("DynamicNova")

On October 2, 2002, DWM completed the acquisition of DynamicNova (formerly StrategicNova Inc.), an investment management company and manager of the StrategicNova Group of Mutual Funds. The total purchase price was $88,069,000 and was satisfied by the issuance of shares of DWM with a value of $84,194,000 and additional obligations in the amount of $3,875,000. The Company has recorded transaction costs of $2,600,000, before taxes of $376,000, in respect of the acquisition. Following a corporate amalgamation completed on January 1, 2003, the operations of DynamicNova were combined and integrated with those of Dundee Wealth's investment management subsidiaries.

Dilution Gain

In addition to the shares issued on the DynamicNova transaction, DWM issued shares for cash and for the transfer to DWM of certain obligations previously owed by DynamicNova to the Caisse de dépôt et placement du Québec ("Caisse"), its former majority shareholder. As a result of these share issuances, Caisse became an 18.3% shareholder of DWM, diluting Dundee Wealth's interest to 81.7% on October 2, 2002. In accordance with Canadian GAAP, Dundee Wealth is considered to have disposed of 18.3% of its interest in DWM, and accordingly, the resulting dilution gain of $74,403,000 has been included in operating results for 2002.

BUSINESS ACQUISITIONS COMPLETED IN 2003

Acquisition of the Non Controlling Interest in Canada Dominion

On March 28, 2003, Dundee Wealth acquired the remaining 49% of the Canada Dominion Group of Companies that it did not already own for cash of $1,000,000 and a note payable of a further $3,000,000 to be paid in three equal installments of $1,000,000 on the first three anniversary dates of the transaction. This note payable does not carry an interest rate and, as such, has been discounted at a rate of 6.7% with the resulting $2,639,000 being reported as corporate debt for financial reporting purposes.

Acquisition of Cartier Partners Financial Group Inc. ("Cartier")

In November 2003, Dundee Wealth made an offer to purchase the outstanding common shares of Cartier (the "Offer"), an integrated distributor of mutual funds, securities and life insurance products and services. Pursuant to the Offer, Dundee Wealth also agreed to purchase $88,172,000 of debt and the 30% interest in Cartier Mutual Funds Inc. ("CMF") not owned by Cartier, from the former majority shareholder of Cartier. Approximately 97.9% of the Cartier common shares were deposited under the Offer and acquired on December 30, 2003. The remaining 2.1% of the Cartier common shares were acquired pursuant to a compulsory acquisition transaction on December 30, 2003, giving Dundee Wealth 100% ownership of Cartier.

The total purchase price of $217,167,000 is comprised of: cash of $164,588,000, including $88,172,000 of assumed debt and $3,087,000 paid in respect of the acquisition of 30% of CMF and common shares of Dundee Wealth with a value of $46,261,000. In addition, future obligations in the amount of $4,618,000 and transaction costs of $1,700,000 were recorded.

Future obligations include an obligation to pay cash and issue common shares of Dundee Wealth at a value of $2,514,000 pursuant to the compulsory acquisition transaction. In addition, Dundee Wealth agreed to satisfy a future obligation to issue additional Cartier common shares, by paying additional cash and issuing additional common shares of Dundee Wealth, subject to certain conditions being met by February 2005, which obligation has been discounted at a rate of 6.7% to $2,104,000.

Upon completion of the Offer, Dundee Wealth's entire investment in Cartier was transferred to DWM in exchange for additional common shares of DWM. As a result, Dundee Wealth's interest in DWM increased from 81.7% to 86.0% (note 19). The increase in ownership has been accounted for as a step purchase with the $15,876,000 excess of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.

PUBLIC OFFERING COMPLETED BY DUNDEE WEALTH AND RESULTING DILUTION GAIN

During 2003, the Company's interest in Dundee Wealth was diluted from 83.8% to 67.7% as a result of Dundee Wealth issuing shares to the public pursuant to its equity offering and issuing shares for the Cartier acquisition. In accordance with Canadian GAAP, Dundee Bancorp is considered to have disposed of its proportionate interest in Dundee Wealth, resulting in the recognition of a net dilution gain of $32,700,000, which includes dilutions from other share issuances by Dundee Wealth during 2003.

3 . B R O K E R A G E    S E C U R I T I E S   O W N E D   A N D  B R O K E R A G E   S E C U R I T I E S         S O L D    S H O R T

		2003		2002

	Securities	Securities	Securities	Securities
	Owned	Sold Short	Owned	Sold Short

Bonds and other debt instruments	$9,089	$1,518	$6,831	$1,554
Equities	15,889	2,448	5,370	3,291

	$24,978	$3,966	$12,201	$4,845

From time to time, the Company's brokerage subsidiaries may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiaries may incur a loss if the market value of these securities subsequently increases.

At December 31, 2003, the Company held foreign exchange forward contracts with an aggregate notional amount of $18,481,000 (2002 - $16,427,000) to manage its foreign exchange exposure to the U.S. dollar. All foreign exchange forward contracts are short term in nature most settling within 30 days and one settling within 120 days.

4 . C O R P O R A T E    I N V E S T M E N T S

(a)	The Company's interest in Dundee Real Estate Investment Trust is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company's option, into units of Dundee Real Estate Investment Trust on a one-for-one basis.

(b)	On January 7, 2003, Repadre Capital Corporation completed a business combination with IAMGold Corporation ("IAMGold"). As a result of the transaction, the Company's interest in IAMGold dropped to below 10%. The Company has since accounted for its investment in IAMGold on a cost basis as it no longer exerts significant influence over its affairs.

(c)	On October 21, 2003, Black Hawk Mining Inc. completed a business combination with Glencairn Gold Corporation ("Glencairn") diluting the Company's interest to below 10%. The Company has since accounted for its investment in Glencairn on a cost basis as it no longer exerts significant influence over its affairs.

CORPORATE INVESTMENTS SEGREGATED BY BUSINESS SEGMENT

	2003	2002

Real estate	$127,692	$140,601
Resources	56,150	106,415
Other investments	144,311	181,909

	$328,153	$428,925

The fair market value of corporate investments as at December 31, 2003 approximates $475,000,000 (2002 - $440,000,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and loans.

The difference between the cost of the Company's investment in Dundee REIT and the underlying net book value of Dundee REIT is amortized as an adjustment to equity earnings using the sinking fund method of depreciation over the life of the revenue properties (note 18).

INCOME FROM CORPORATE INVESTMENTS

	2003	2002

Interest, dividends and foreign exchange	$5,444	$4,678
Realized investment gains, net	39,101	6,264

	44,545	10,942
Share of earnings (losses) of equity accounted investments	13,176	(847)
(Losses) gains from dilutions of interest in equity accounted investments	(4,250)	3,099

	8,926	2,252
Investment provision	(4,655)	(9,265)

	$48,816	$3,929

5 . D E F E R R E D    S A L E S    C O M M I S S I O N S

				2003	2002

Deferred sales commissions, beginning of year				$81,089	$56,910
Commissions acquired in business acquisitions				8,970	32,703
Commissions funded during the year				37,654	26,047
Amortization during the year				(42,404)	(34,571)

Deferred sales commissions,	end of year			$85,309	$81,089

6 . C A P I T A L A N D O T H E R A S S E T S

				2003	2002

			Accumulated	Net Book	Net Book
		Cost	Amortization	Value	Value

Real estate assets		$81,186	$702	$80,484	$-
Oil and gas properties		44,244	4,429	39,815	37,223
Capital and other assets		99,700	59,031	40,669	33,626

		$225,130	$64,162	$160,968	$70,849

REAL ESTATE ASSETS BY TYPE (Note 2)

				2003	2002

Land under development				$14,678	$-
Land held for development				1,934	-
Housing and condominiums				63,872	-

				$80,484	$-

OIL AND GAS PROPERTIES BY GEOGRAPHIC AREA

				2003	2002

Canada				$14,473	$16,002
Spain				8,499	6,854
Tunisia				16,843	14,367

				$39,815	$37,223

7 . G O O D W I L L A N D O T H E R I N T A N G I B L E A S S E T S ( N o t e 2 )

				2003	2002

			Accumulated	Net Book	Net Book
		Cost	Amortization	Value	Value

Goodwill		$349,041	$19,494	$329,547	$166,985
Investment management contracts		107,518	2,503	105,015	57,329
Funds under administration		30,573	-	30,573	-

		$487,132	$21,997	$465,135	$224,314

8 . B A N K  I N   D E B T E D N E S S

The Company's brokerage subsidiaries may borrow up to a maximum of $100,000,000 pursuant to a call loan facility established with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and firm inventory transactions. Amounts borrowed pursuant to this facility are collateralized by either unpaid client securities or securities owned by the Company. At December 31, 2003, the Company had $21,181,000 (2002 - $7,374,000) outstanding pursuant to this facility. During 2003, the Company paid interest on the outstanding call loan balance at interest rates between 3.50% and 4.00% on Canadian funds (2002 - between 2.75% and 3.50%) and between 1.50% and 1.75% on U.S. funds (2002 - 1.88%).

9	. C O R P O R A T E D E B T

	2003	2002

Corporate
$150,000,000 - 6.70% senior debentures due September 24, 2007	$149,827	$149,781
$55,000,000* - Revolving term credit facility	54,888	27,893
Subsidiaries
$20,000,000 - Revolving term credit facility, Dundee Wealth	-	19,460
$22,300,000 - Revolving term credit facility, subsidiary of Dundee Wealth	22,294	22,290
Real estate debt	51,886	-
Income Trusts	10,903	12,680
Prime Trust	1,712	2,534
Deferred acquisition obligation and other debt	4,112	3,990

	$295,622	$238,628

* (2002 - $30,000,000 - Revolving term credit facility)

$150,000,000 - 6.70% SENIOR DEBENTURES

On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the "Debentures") at a discount of $3.09 per $1,000 principal amount. The Debentures pay interest at 6.70% per annum, payable semi-annually in arrears on March 24 and September 24 of each year. The Debentures are redeemable in whole or in part at any time prior to maturity, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%. At December 31, 2003, the fair value of the Debentures, based on quoted market values was $150,165,000 (2002 - $135,957,000).

$55,000,000 - REVOLVING TERM CREDIT FACILITY, CORPORATE

On April 24, 2003, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, extending the expiry date to April 29, 2004. The credit facility provides for a tiered interest rate structure based on the Company's public debt rating on its Debentures. Based on the Company's current debt rating, Canadian dollar draws on the credit facility bear interest, at the Company's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1%. The Company is subject to a standby fee of 1/5 of 1% on unused amounts under the facility. At December 31, 2003, $54,888,000 (2002 - $27,893,000) had been borrowed under the Company's credit facility. Interest rates paid by the Company during 2003 ranged between 2.73% and 5.00% (2002 - between 2.12% and 4.50%).

On December 5, 2003, the Company renewed its letter of credit for US$3,250,000 (previously US$6,500,000) used to guarantee a credit facility of Breakwater Resources Ltd. in the equivalent amount. Subsequent to December 31, 2003, the letter of credit and associated guarantee were extinguished.

$20,000,000 - REVOLVING TERM CREDIT FACILITY, DUNDEE WEALTH

On September 30, 2002, Dundee Wealth temporarily renewed its $20,000,000 unsecured revolving term credit facility with a Canadian chartered bank, extending the expiry date to April 30, 2003. At maturity, borrowings under the revolving term credit facility were fully repaid and the credit facility was cancelled.

$22,300,000 - REVOLVING TERM CREDIT FACILITY, SUBSIDIARY OF DUNDEE WEALTH

A $22,300,000 credit facility with a Canadian chartered bank was assumed as a result of the acquisition of DynamicNova (note 2). On December 31, 2002, the facility was renegotiated and extended to a 364-day revolving term facility maturing initially on January 1, 2004 and was further renewed to January 1, 2005. The facility is subject to interest at prime plus 0.25% per annum and a standby fee of 0.1875% per annum. As at December 31, 2003, the subsidiary had borrowed $22,294,000 (2002 - $22,290,000) pursuant to the credit facility.

The facility is secured by way of a general security agreement on all of the assets of certain subsidiaries of the Company, including the assets of the Company's major investment management subsidiary. The facility is also secured by unsecured guarantees from Dundee Wealth and DWM.

REAL ESTATE DEBT

				Housing Advances
Principal Repayments due in:	Mortgages	Term Debt	Land Mortgages		Total for Year

2004	$2,205	$180	$6,048	$39,288	$47,721
2005	255	179	200	-	634
2006	270	102	200	-	572
2007	255	-	-	-	255
2008	228	-	-	-	228
2009 and thereafter	-	-	2,476	-	2,476

As at December 31, 2003	$3,213	$461	$8,924	$39,288	$51,886

Real estate debt is secured by charges on specific properties to which the debt relates. In certain cases, Dundee Realty or subsidiaries of Dundee Realty guarantee the repayment of the debt.

Since the plan of arrangement, Dundee Realty incurred a weighted average interest rate of 8.10% on fixed rate debt and 5.41% on variable rate debt. Fixed rate debt matures between 2004 and 2020. Variable rate debt matures in 2004.

INCOME TRUSTS

Infinity Income Trust and Multi-Fund Income Trust (the "Trusts") were formed for the purpose of financing the deferred sales commissions of certain mutual funds between August 1, 1997 up to and including February 26, 1998 and between August 1, 1997 up to and including July 17, 1998, respectively. Amounts owing to the Trusts as at December 31 are detailed below:

	2003	2002

Secured notes, interest at 5% per annum	$7,369	$9,146
Participation certificates, non-interest bearing	3,534	3,534

	$10,903	$12,680

A portion of the monthly management fee, ranging from 0.15% to 0.55% per annum of the net asset value of the mutual funds financed by the Trust ("Trust Units") is applied against amounts outstanding. Repayments will be applied first to the interest, then to the secured notes, and finally to the participation certificates.

The repayment of the secured notes and participation certificates will continue to the earlier of April 30, 2013 or until there are no remaining Trust Units. Any redemption charges paid by the unitholders on the redemption of Trust Units are applied to the repayment of the secured notes and the participation certificates. In the event that the monthly management fee paid is insufficient to repay the secured notes and the participation certificates by April 30, 2013, any amounts outstanding will not be required to be repaid by the subsidiaries. The secured notes are secured by a general security interest registered under the Personal Property Security Act in the accounts of certain mutual funds managed by Dundee Wealth and its subsidiaries.

PRIME TRUST

From July 18, 1998 to July 26, 1999, deferred sales commissions of certain mutual funds were financed through Prime Trust, which is a securitization vehicle administered by a Canadian chartered bank. A subsidiary of Dundee Wealth has ceded a portion of its monthly management fee from certain mutual funds in respect of which the sales commissions were financed by Prime Trust ("Prime Trust Units"), calculated as 1.40% per annum or, in the case of certain money market instruments, between 0.60% and 1.00% per annum, of the net asset value of the Prime Trust Units, to be applied against amounts outstanding. The Prime Trust bears interest at 6.34% per annum plus the spread between the 30-day bankers' acceptance rate and the 30-day commercial paper rate.

DEFERRED ACQUISITION OBLIGATION AND OTHER

Included in corporate debt is a $2,729,000 deferred acquisition obligation which represents the discounted value of amounts owing in respect of Dundee Wealth's acquisition of the non controlling interest in the Canada Dominion Group of Companies (note 2). The obligation has been discounted at a rate of 6.70%. Included in interest expense for the year ended December 31, 2003 is $90,000 (2002 - nil) in respect of this obligation.

Eurogas Corporation ("Eurogas") has a revolving term credit facility of $4,500,000 with a Canadian chartered bank, which bears interest at the bank's prime lending rate plus 3/8% and has a standby fee of 0.25% per annum on undrawn amounts. Borrowings under this facility are secured by a demand debenture for $20,000,000, with a first floating rate charge on Eurogas' Canadian assets. Amounts borrowed pursuant to the facility were fully repaid in January 2003.

1 0 . S H A R E   C A P I T A L

AUTHORIZED

The Company is authorized to issue an unlimited number of Subordinate Shares, an unlimited number of Class B Shares, an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

COMMON SHARES

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held. The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends. The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time. In the event of an offer to purchase the Class B Shares by a third-party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

PREFERENCE SHARES

First Preference Shares - Each series of first preference shares rank on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares - Each series of second preference shares rank junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares - Each series of third preference shares rank junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

ISSUED AND OUTSTANDING

	Subordinate Shares		Class B Shares		Total
	Number	Amount	Number	Amount	Number	Amount

Outstanding December 31, 2001	24,762,815	$292,153	1,050,904	$8,252	25,813,719	$300,405

Issued (redeemed) during the year
ended December 31, 2002
Redeemed pursuant to issuer bid	(866,667)	(10,246)	-	-	(866,667)	(10,246)
Issuance of shares under the
employee Share Incentive Plan	9,004	129	-	-	9,004	129
Cancellation of shares previously issued
in business acquisitions	(40,097)	(1,083)	-	-	(40,097)	(1,083)
Options exercised	412,895	1,522	-	-	412,895	1,522
Conversion from Class B shares
to Subordinate Shares	1,607	13	(1,607)	(13)	-	-

Total Share Capital
Outstanding December 31 ,2002	24,279,557	282,488	1,049,297	8,239	25,328,854	290,727

Issued (redeemed) during the year
ended December 31, 2003
Redeemed pursuant to issuer bid	(314,301)	(3,705)	-	-	(314,301)	(3,705)
Issuance of shares under the
employee Share Incentive Plan	14,518	246	-	-	14,518	246
Options exercised	126,500	1,472	-	-	126,500	1,472
Conversion from Class B shares
to Subordinate Shares	104	1	(104)	(1)	-	-

Total Share Capital
Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571	$288,740

OBLIGATIONS AND OTHER LIABILITIES IN RESPECT OF BUSINESS ACQUISITIONS

The Company issued 83,105 Subordinate Shares as partial consideration pursuant to the terms of a business acquisition completed in May 1998. These shares were subject to an escrow agreement and were to be released in each of the four years following the date of acquisition, subject to achieving pre-defined income levels in the organization acquired. During 2001, the Company determined that it was to cancel 40,097 Subordinate Shares due to these income levels not being achieved. Accordingly, the Company has reduced the carrying value of its goodwill associated with the investment by $1,083,000, being the value of the 40,097 Subordinate Shares originally issued. This amount has been included as a reduction in shareholders' equity.

DILUTION GAIN

During the year ended December 31, 1999, the Company recognized a $40,800,000 dilution gain on the sale of a subsidiary's shares in share capital as opposed to recognizing such gain in earnings. To correct, the Company has retroactively reclassified the amounts from share capital to retained earnings in these consolidated financial statements. Consolidated shareholders' equity remains unchanged.

CONTRIBUTED SURPLUS

In connection with stock based compensation, during 2003 the Company increased contributed surplus by $987,000 in respect of awards under its deferred share unit plan (note 11).

RETAINED EARNINGS

During 2003, the Company purchased for cancellation 314,301 Subordinate Shares (2002 - 866,667) having an aggregate stated capital of $3,705,000 (2002 - $10,246,000). The difference between the purchase price paid of $4,694,000 (2002 -$12,724,000) and the stated capital has been charged to retained earnings.

1 1 .. S T O C K    B A S E D     C O M P E N S A T I O N

SHARE INCENTIVE PLAN

The Company has established a share incentive plan for employees, officers and directors of the Company. The share incentive plan consists of a share purchase plan, a share bonus plan and a share option plan.

Share Purchase Plan

Under the share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury. The Company may match up to the full amount of each participant's contribution to the share purchase plan, such contribution being used either to purchase Subordinate Shares in the open market, or to issue additional Subordinate Shares from treasury.

During 2003, participants contributed $168,000 (2002 - $129,000) to the share purchase plan and received 10,282 (2002 - 9,004) Subordinate Shares issued from treasury. The Company recognized compensation expense of $168,000 (2002 - $129,000) in respect of the share purchase plan, of which $156,000 (2002 - $129,000) was used to purchase Subordinate Shares in the open market and $12,000 (2002 - nil) was used to issue Subordinate Shares from treasury.

As at December 31, 2003, 660,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 329,872 Subordinate Shares have been issued and 330,128 Subordinate Shares of which remain available for issuance from treasury.

Share Bonus Plan

The share bonus plan permits Subordinate Shares of the Company to be issued from treasury as a discretionary bonus to eligible participants from time to time on terms established in the Company's share incentive plan. During 2003, the Company issued 2,500 Subordinate Shares (2002 - nil) pursuant to the terms of the share bonus plan and recognized compensation expense of $31,000 (2002 - nil).

As at December 31, 2003, 500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 69,500 have been issued and 430,500 Subordinate Shares of which remain available for issuance from treasury including 2,500 of which have been conditionally awarded.

Share Option Plan

Under the share option plan, the Company may issue options to purchase Subordinate Shares to eligible participants. The exercise price per Subordinate Share may not be less than the closing price of the Subordinate Shares on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted. Options granted prior to December 31, 2003 become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant and will expire 10 years thereafter.

The total number of share options cannot exceed 4,000,000. Options to purchase 2,076,834 Subordinate Shares of the Company were outstanding as at December 31, 2003, and 995,934 Subordinate Shares remain available for grant of options under the share option plan.

A summary of the status of the Company's share option plan as at December 31, 2003 and 2002, and the changes during the years then ended, is as follows:

		2003		2002

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,484,169	$16.07	2,948,732	$14.50
Granted	-	$-	35,000	$15.40
Exercised	(216,335)	$13.07	(412,895)	$3.69
Cancelled	(191,000)	$29.39	(86,668)	$21.32

Outstanding, end of year	2,076,834	$15.16	2,484,169	$16.07

Exercisable at December 31	2,023,499	$15.17	2,250,834	$16.20

		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable

$8.63 to $9.88	309,333	$9.31	0.60	309,333
$13.15 to $14.85	1,196,500	$14.49	5.39	1,174,833
$15.40 to $17.75	469,501	$17.38	3.38	437,833
$27.25 to $40.75	101,500	$30.60	4.06	101,500

On April 1, 2004, the Board of Directors approved the issuance of an additional 550,000 options at an exercise price of $27.51. The options will be exercisable as to 20% of the Subordinate Shares, on a cumulative basis, on the first five anniversary dates following the formal date of grant. Options granted will expire five and a half years from the formal date of grant.

DEFERRED SHARE UNIT PLAN

In 2002, the Company adopted a deferred share unit plan ("DSUP") to significantly strengthen the link between the interests of eligible directors, officers and employees of the Company by providing them with a long term incentive tied to the performance of Subordinate Shares of the Company. The compensation committee administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.

During 2003, the Company has issued 58,866 deferred share units to employees of the Company, each unit entitling the holder to a Subordinate Share of Dundee Bancorp on retirement. The Company recognized stock based compensation expense of $987,000 in respect of these units.

The total number of deferred share units cannot exceed 500,000. Deferred share units to purchase 58,866 Subordinate Shares of Dundee Bancorp were outstanding as at December 31, 2003 and 441,134 remain available for granting under the DSUP.

SHARE INCENTIVE PLANS AND OTHER STOCK BASED PLANS OF DUNDEE WEALTH

Dundee Wealth has established a share incentive plan for employees, officers and directors of Dundee Wealth and its subsidiaries and a share incentive plan for independent financial advisors and service providers of, and consultants to Dundee Wealth. Each share incentive plan consists of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan. Additionally, Dundee Wealth has established a reserve share plan as further incentive under certain business acquisitions. During 2003, Dundee Wealth issued 983,393 (2002 - 654,137) common shares and recognized compensation expense of $3,052,000 (2002 - $2,484,000) in respect of these plans.

Included in compensation expense is $80,000 (2002 - nil) in respect of stock options granted by Dundee Wealth. As at December 31, 2003, Dundee Wealth had granted 5,232,260 options at a weighted average exercise price of $7.40 of which 2,476,552 stock options were exercisable at year end. On April 1, 2004, the Board of Directors of Dundee Wealth approved the grant of 2,700,000 options at an exercise price of $9.10. The options will vest over a 5 year period and will have a life to maturity of 5.5 years.

Dundee Wealth has granted awards to eligible participants that would entitle them to receive common shares of Dundee Wealth if certain conditions are met. Aggregate shares granted but not yet issued as at December 31, 2003, pursuant to these plans was 1,085,106. Subsequent to year end, Dundee Wealth released 378,877 common shares as the conditions for issuance were satisfied. On April 1, 2004, the Board of Directors of Dundee Wealth approved the grant of awards of a further 692,300 common shares of Dundee Wealth, subject to employees and financial advisors satisfying certain criteria.

During 2003, Dundee Wealth established a DSUP. As at December 31, 2003, no awards had been made pursuant to this arrangement.

STOCK OPTION PLAN OF EUROGAS CORPORATION

Eurogas has established a stock option plan for its directors, officers and employees. As at December 31, 2003, Eurogas had granted 5,075,000 options at a weighted average exercise price of $0.41 of which 4,458,333 stock options were exercisable at year end. Compensation expense of $11,000 (2002 - nil) has been recognized in respect of Eurogas' stock option arrangements.

1 2 .. C O N T I N G E N C I E S    A N D    C O M M I T M E N T S

LEASE COMMITMENTS

The Company and its subsidiaries have lease agreements for premises pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2004	$9,707
2005	9,095
2006	8,324
2007	5,118
2008	3,649
Thereafter	9,074

$44,967

DISTRIBUTION AGREEMENTS

Certain of Dundee Wealth's subsidiaries have entered into agreements with certain limited partnerships to act as distributors of certain mutual funds and to arrange for the financing of deferred sales commissions on these mutual funds. As partial consideration therefor, the subsidiaries will pay a distribution fee calculated as 0.15% to 1.00% of the net asset value of the related mutual fund units. These distribution agreements have a finite life and will expire between December 2011 and December 2016.

SHAREHOLDERS' AGREEMENTS

Pursuant to a shareholders' agreement between the Company, Dundee Wealth, DWM and Caisse, Caisse has the right, in certain circumstances, to require DWM, Dundee Wealth or the Company to purchase for cash all or part of its shares in DWM at fair market value. The repurchase right will first belong to DWM and Dundee Wealth, as they may agree, and only if they are unable or fail to purchase shall the Company have the obligation to purchase.

The Company has entered into a shareholders' agreement with the Management Shareholders of Dundee Realty pursuant to which the Management Shareholders may require the Company to purchase their shares in Dundee Realty for cash equal to the fair market value of such shares if the purchase is to take place after June 30, 2005, or at the lower of fair market value and $24,395 per share (aggregating approximately $3,600,000) if such purchase takes place on or prior to June 30, 2005.

The Management Shareholders of Dundee Realty have an option to acquire additional common shares of Dundee Realty approximating an additional 1% each year for five years at an aggregate exercise price of $425,000. Any options not exercised within a specified period will expire.

OIL AND GAS COMMITMENTS

During 2002, an oil and gas prospecting permit was converted to an exploration permit with a primary term of four years. Eurogas has an outstanding work commitment to drill one well with respect to the exploration permit on development property that is located in Tunisia.

REAL ESTATE COMMITMENTS

Dundee Realty is contingently liable for the obligations of the other owners of the unincorporated joint ventures in which it participates, in the aggregate amount of $28,816,000. The other joint venturer's share of assets in the joint ventures is available to the Company to satisfy these obligations. As at December 31, 2003, the Company's share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table below.

As part of Dundee Realty's plan of arrangement and subsequent creation of Dundee REIT, Dundee Realty entered into the following contractual obligations:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT. As part of the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed by using a formula based on vacant space of certain of Dundee REIT's real estate revenue properties. The term of the rent supplement is five years for office and retail space and three years for industrial space. For the six months ended December 31, 2003, property management revenues, including recovered expenses, net of costs associated with the rent supplement were approximately $2,180,000.
  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT. As at December 31, 2003, the aggregate guarantees were $32,901,000. Dundee Realty has been indemnified by the subsidiary of Dundee REIT in respect of these guarantees.

CONTINGENT LIABILITIES

A subsidiary of Dundee Wealth is named in a claim initiated by 19 former clients of a former financial advisor of Hewmac Investment Services Inc. ("Hewmac"), each claiming approximately $1,000,000. Hewmac was acquired by Ross Dixon Financial Services Ltd., which was subsequently acquired by Dundee Wealth as part of the acquisition of CFFG (note 2) in August 2002. This subsidiary is also named in a third-party claim commenced by a number of plaintiffs, some of whom were clients of former financial advisors. The plaintiffs, who have offered to settle their claim for US$3,800,000, did not make a claim directly against the Company's subsidiary. Management's initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claim and without merit. The Company intends to vigorously defend itself against these claims.

The Company and its subsidiaries are defendants in various legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that adequate provisions have been made for any liabilities, and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

1 3 .. S E G M E N T E D    I N F O R M A T I O N

As a result of various transactions completed in 2003, the Company has re-evaluated the composition of its operating segments, resulting in a change in reportable operating segments. Comparative figures have been reclassified to reflect the new reporting structure.

WEALTH MANAGEMENT

The wealth management division includes the operations of Dundee Wealth, a publicly-listed wealth management company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations. International wealth management activities are carried out through The Dundee Bank, a Cayman Islands registered bank licensed with the Cayman Islands Monetary Authority and through its subsidiaries, which primarily provide banking services and administrative services to international mutual funds, hedge funds and other investment clients.

REAL ESTATE

As a result of the plan of arrangement involving Dundee Realty (note 2), the Company increased its interest in Dundee Realty's land and housing business to 85%, and subsequently accounted for its investment on a consolidated basis. The operating results of Dundee Realty's land and housing business since completion of the plan of arrangement are included in this business segment. The real estate segment also includes the operating results of Dundee REIT which is accounted for on an equity basis.

RESOURCES

The resources segment includes a number of significant investments in the resource sector. Included in the resources segment are operating results from the Company's 51% interest in Eurogas, including its exploration and development activities carried out in Canada, Spain and Tunisia. The resources segment also includes the Company's interest in Dundee Precious Metals Inc., Breakwater Resources Ltd., and several other smaller resource holdings.

OTHER INVESTMENTS AND CORPORATE COSTS

This segment consists of the remaining public and private investment holdings, covering a wide spectrum of industry sectors. These investments are generally carried at cost, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investment company. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

1 4 . I N C O M E   T A X E S

The Company's income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2003	2002

Combined Canadian federal and
provincial statutory income tax rate of 37.36% (2002 - 38.62%)	$34,735	$(790)
Non deductible expenses	1,269	6,638
Non taxable revenue	(4,542)	(3,664)
Net benefit of foreign losses not previously recognized	(13,158)	2,261
Net income tax benefits not previously recognized	(4,493)	581
Remeasurement of rates applied to future tax assets and liabilities	(653)	697
Other	3,084	1,725

Income tax provision	$16,242	$7,448

Significant components of the Company's future income tax assets and liabilities as at December 31, 2003 and 2002 are as follows:

	2003	2002

Future income tax assets
Tax loss carry forwards	$31,393	$13,360
Real estate assets	29,976	-
Capital assets	2,173	4,478
Accrued liabilities	8,045	2,218
Other	13,597	7,928

	$85,184	$27,984

Future income tax liabilities
Investment portfolio, including equity accounted investments	$24,681	$21,623
Deferred sales commissions	29,354	25,829
Oil and gas properties	2,498	2,675
Management contracts	37,381	16,808
Funds under administration	11,043	-
Other	18,897	15,896

	$123,854	$82,831

Net future income tax liability	$38,670	$54,847

As at December 31, 2003, the Company has operating loss carry forwards of $112,194,000. Income tax benefits associated with $86,488,000 of these losses have been recognized in the consolidated financial statements. A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:

2004	$5,458
2005	4,615
2006	20,384
2007	29,144
2008 - 2010	52,593

$112,194

1 5 .. R E L A T E D    P A R T Y    T R A N S A C T I O N S

Other than as disclosed elsewhere in these consolidated financial statements, the particulars of related party transactions as at and for the years ended December 31, 2003 and 2002 are discussed below.

WEALTH MANAGEMENT REVENUES

Dundee Wealth and its subsidiaries, in the course of their regular business activities, have routine transactions with affiliated companies of Dundee Bancorp, including certain of Dundee Bancorp's equity accounted investees. Generally, transactions between Dundee Wealth and these related entities are conducted on normal market terms and are recorded at their exchange value.

In the normal course of its business, Dundee Wealth's investment management subsidiary will purchase or sell securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios. These transactions may, from time to time, be conducted through Dundee Wealth's brokerage subsidiary. These transactions are conducted at negotiated discounted rates.

Dundee Wealth's brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities, with or on behalf of equity accounted investees of the Company or fiduciary accounts managed by Dundee Wealth's investment management subsidiary.

Officers and directors of the Company and its subsidiaries may make use of the facilities of Dundee Wealth's brokerage firm or mutual fund dealer.

CORPORATE INVESTMENTS

As at December 31, 2003, the Company has investments with a carrying value of $40,460,000 (2002 - $76,985,000) which are managed by a subsidiary of Dundee Wealth. Transactions on these assets are conducted on the same basis as third-party investors.

SHAREHOLDER LOANS

The Company has made shareholder loans aggregating $2,066,000 to certain officers of the Company and its subsidiaries primarily to acquire shares of the Company. These shareholder loans are generally secured by the underlying shares acquired.

1 6 .. F I N A N C I A L     I N S T R U M E N T S

In the normal course of business, the Company and its subsidiaries may enter into various derivative instrument contracts to meet the needs of customers, earn trading income, and manage the subsidiaries' exposure to market risk. Each type of contract will limit or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

CREDIT RISK

Credit risk arises from the potential for a counterparty to default on a contractual obligation. Certain of Dundee Wealth's subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction. Dundee Wealth's subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy. For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins. Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up-front payment of the premium.

Certain of Dundee Wealth's other activities are subject to the risk of counterparty non-performance. In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Dundee Wealth seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment. Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with regulatory guidelines.

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

MARKET RISK

The Company is exposed to the risk of loss resulting from fluctuations in the prices of financial instruments which may occur with volatility in interest rates, global market conditions, and to a lesser extent, foreign exchange variations. As financial instruments held for trading are recognized at market values, these changes may materially affect future results.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company does not hedge its exposure to interest rate risk as it is minimal.

1 7 .. C H A N G E S    I N    A C C O U N T I N G    P O L I C I E S

ACCOUNTING FOR STOCK OPTIONS

The Company adopted CICA Section 3870 "Stock Based Compensation" on January 1, 2002 and did not record compensation expense upon the issuance of stock options. However, the Company disclosed the pro forma net earnings and earnings per share using the fair market value method of accounting for stock based compensation awards granted during the year ended December 31, 2002 as follows:

	Equity
	Accounted	Dundee		Dundee
For the year ended December 31, 2002	Investees	Wealth	Eurogas	Bancorp	Total

Risk Free Rate of Return		5.11%	5.00%	5.46%
Dividend Yield		0.00%	0.00%	0.00%
Volatility Factor		45.26%	74.20%	41.93%
Weighted Average Expected Option Life (years)		6	5	6

December 31, 2002 Net Income as Reported					$50,256
Calculated Valuation of Options	$(276)	$(265)	$(52)	$(92)	(685)
Non Controlling Interest					70

Pro Forma Earnings					$49,641

Pro Forma Basic Earnings per Share					$1.95
Pro Forma Diluted Earnings per Share					$1.94

The provisions of CICA Section 3870 were amended in September 2003 and now require the expensing of stock options at fair value. Accordingly, effective January 1, 2003 for stock options granted on or after January 1, 2003, the Company changed its accounting policy and began to record compensation expense for stock options issued to employees using the fair value method. The Company did not issue any stock options in 2003. Certain of the Company's subsidiaries issued stock options in 2003 resulting in an increase in compensation expense of $91,000 (2002 - nil).

GUARANTEES

During 2003, the Company adopted the requirements of CICA Accounting Guideline 14 ("AcG 14") "Disclosure of Guarantees" which requires additional disclosure in the consolidated financial statements about a guarantor's obligations under certain guarantees. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on (a) diminished values in the underlying economic characteristics that are related to an asset, liability or an equity security of the guaranteed party; (b) failure of a third party to perform under an obligation agreement; or (c) failure of another third party to pay its indebtedness when due.

The Company and its subsidiaries have entered into indemnification agreements with certain directors and officers to indemnify them against any and all claims incurred by those directors and officers as a result of their services to the Company and its subsidiaries.

1 8 .. F U T U R E    A C C O U N T I N G    C H A N G E S

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with Canadian generally accepted accounting principles and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian generally accepted accounting principles. The impact of this change in accounting policy on the consolidated financial statements is not expected to be significant.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued AcG 15, "Consolidation of Variable Interest Entities". AcG 15 provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG 15 is effective for annual and interim periods beginning on or after November 1, 2004. The Company is currently evaluating the impact of applying AcG 15 and has not yet completed its analysis.

HEDGING RELATIONSHIPS - CICA ACCOUNTING GUIDELINE 13 ("AcG 13")

In December 2001, the CICA issued AcG 13 which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. The Company anticipates that adoption of AcG 13 will not have a material impact on its consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company will adopt CICA Handbook Section 3063, "Impairment of Long-Lived Assets" on January 1, 2004. Under this standard, the impairment test of long-lived assets is a two-step process with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. An asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. The Company does not expect this standard to have a material impact on the consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS

The CICA recently issued Handbook Section 3110 "Asset Retirement Obligations". The recommendation is effective for fiscal years beginning on or after January 1, 2004 and requires liability recognition for retirement obligations associated with tangible long-lived assets. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Company expects to settle the retirement obligation. The impact of this change in accounting policy to the Company's consolidated financial statements has not yet been determined.

FUTURE ACCOUNTING CHANGES RELATED TO REAL ESTATE OPERATIONS

  DEPRECIATION OF REVENUE PROPERTIES
  The Company currently uses the sinking fund method of depreciating real estate revenue properties. Effective January
  1, 2004, real estate revenue properties will be amortized on a straight-line basis over their remaining estimated useful life. This change in amortization policy will be applied on a prospective basis commencing on January 1, 2004.
  REVENUE RECOGNITION FOR REAL ESTATE REVENUE PROPERTIES
  Revenues from leases that included contractual increases in basic rents are accounted for on a straight-line basis only where such increases exceed expected increases in the projected Consumer Price Index. Effective January 1, 2004, the total amount of revenue to be received from such leases must be accounted for on a straight-line basis over the term of the respective lease. This change in revenue recognition policy will be applied on a prospective basis commencing on January 1, 2004.

FUTURE ACCOUNTING CHANGES RELATED TO OIL AND GAS OPERATIONS

  FULL COST ACCOUNTING IN THE OIL AND GAS INDUSTRY - CICA ACCOUNTING GUIDELINE 16 ("AcG 16")
  In September 2003, the CICA issued Accounting Guideline AcG 16, "Oil and Gas Accounting - Full Cost" which replaces AcG 5 "Full Cost Accounting" in the oil and gas industry. The main features of AcG 16 are as follows:
    Reserve definitions have been made consistent with those in the Society of Petroleum Evaluation Engineers Handbook. These definitions are also utilized in the Canadian Securities Administrators' National Instrument 51-101.
    The impairment of a cost centre is recognized when its carrying amount is greater than its undiscounted future cash flows. In the recognition step, only proved reserves are allowed, and the prices used in estimating future cash flows should be based on the best information available to the enterprise. This would normally be consistent with quoted benchmark prices in the futures market, or based on reputable industry forecasts.
    If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and some portion of probable reserves are also used in estimating fair value.
    AcG 16 is applicable to fiscal years beginning on or after January 1, 2004. The cumulative amount that would have been recognized in prior years had this section been applied, less any amount previously recognized, should be recognized as the effect of a change in accounting policy and charged to opening retained earnings for the fiscal year in which this section is initially applied, without restatement of prior periods. The impact of this change in accounting policy to the Company's consolidated financial statements has not yet been determined.

1 9 .. S U B S E Q U E N T    E V E N T S

Dundee Bancorp and underwriters for Dundee Wealth each exercised their over-allotment options to acquire additional shares of Dundee Wealth on January 12, 2004 for net proceeds to Dundee Wealth, after commissions and related expenses of $19,500,000. As a result, Dundee Bancorp acquired an additional 1,290,323 common shares of Dundee Wealth.

On January 28, 2004, the non controlling shareholder of DWM made a $25,000,000 cash subscription for additional common shares of DWM pursuant to its pre-emptive right. Consequently, Dundee Wealth's interest in DWM was diluted from 86.0% to 83.7%. As the subscription was received as part of a series of transactions resulting from the Cartier acquisition and the subsequent transfer of Cartier from Dundee Wealth to DWM, the resulting dilution effect to Dundee Wealth, currently estimated as $8,507,000, will be applied to reduce goodwill in respect of Cartier.

On February 24, 2004, Dundee Wealth announced that it had agreed to a proposal to terminate its investment management contract with Dundee Precious Metals Inc. ("Dundee Precious"), a publicly listed closed-end investment firm, for aggregated proceeds of $27,843,000 consisting of 925,000 shares of Dundee Precious and an option to acquire an additional 500,000 shares of Dundee Precious at $36.57 per share (which shares are subject to a proposed stock split on a 5 for 1 basis). Dundee Bancorp has agreed to acquire the shares and option from Dundee Wealth when received. The contract, which would have expired in 2009, is being terminated in order to facilitate the process of transforming the business of Dundee Precious from a closed-end investment company to an operating gold mining company. The Dundee Precious transformation and contract termination are subject to shareholder approval of that company at a meeting to be held on April 15, 2004. Upon completion of the transaction and exercise of the option, Dundee Wealth will realize a gain of approximately $26,849,000 in respect of the termination. Dundee Bancorp will own approximately 21% of the common shares of Dundee Precious issued and outstanding, and accordingly, the Company will thereafter account for its investment in Dundee Precious on a equity basis.